(AIG Letterhead)
April 7, 2011
VIA EDGAR CORRESPONDENCE
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 24, 2011 File No. 001-8787
Dear Mr. Rosenberg:
     We are in receipt of your letter dated March 24, 2011 with respect to American International Group, Inc.’s (“AIG”) Annual Report on Form 10-K for the year ended December 31, 2010 (“Form 10-K”). This letter sets forth AIG’s responses to the Staff’s comments contained in your letter.
     AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 10-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 10-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     We have repeated your comments below to facilitate your review.
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General
1.	We note disclosure in your Form 10-K that Chartis International organizes itself into three broad regions: the Far East, Europe and Growth Economics (which primarily include Asia Pacific, the Middle East and Latin America). Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, are identified by the State

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Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan whether through subsidiaries or other direct or indirect arrangements. In this regard, we note October and November 2010 news articles stating that you indirectly own a 13.5% interest in and control a seat on the board of Lifan Industry Group, a motorcycle and car company which does business in Iran and Syria. Your response should describe any services or products you have provided to the referenced countries and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by these governments.
AIG Response
     AIG has in place an Economic Sanctions Compliance Policy (hereinafter the “Sanctions Policy”) whereby AIG businesses are required to comply with all U.S. sanctions law and regulations. The Sanctions Policy applies to AIG and all of its subsidiaries and their branches, wherever they are located or doing business. The Sanctions Policy and the compliance process and procedures thereunder provide the basis for the following responses.
     Neither AIG nor any of its subsidiaries or their branches have any operations, employees or agents in Iran, Sudan or Syria. Further, neither AIG nor any of its subsidiaries or their branches markets or sells insurance in Iran, Sudan or Syria. In addition to writing insurance, AIG subsidiaries make investments throughout the world. To the best of AIG’s knowledge, no AIG subsidiary has invested in any entity that is a national of Iran, Sudan or Syria or is otherwise an entity that is covered by U.S. sanctions applicable to Iran, Sudan or Syria.
     Like other multinational companies, AIG subsidiaries and their branches conduct business with many parties around the world, and these parties may themselves have business contacts with Iran, Sudan or Syria. To the extent that any insurance transaction engaged in by any AIG entity with any such party is found to involve or produce a claim from a prohibited party, as defined by U.S. laws or regulations applicable to Iran, Sudan or Syria, AIG has processes in place to take the actions that may be required by U.S. law, including to submit any appropriate notifications to the U.S. Department of the Treasury’s Office of Foreign Assets Control.
     The issuance of insurance coverage to third parties engaged in global commerce does not allow for a quantitative analysis of AIG’s insurance portfolio for potential exposure based on accidents or other events in any given geographic region because the coverages are not static and depend on the business being conducted by AIG’s insureds. However, qualitatively, AIG’s sanctions compliance program is extensive and is designed to minimize the risk of noncompliance with applicable rules and regulations. In addition to AIG’s Sanctions Policy, AIG has an extensive global compliance structure, including, but not limited to, periodic employee training to enhance employee knowledge and awareness and promote compliance. Given the breadth of clients and premiums associated with AIG’s global insurance business, the level of insurance-related transactions that may involve or produce a claim from a prohibited party, as defined by U.S. laws

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or regulations applicable to Iran, Sudan or Syria, is de minimis based on AIG’s understanding of the applicable regulatory guidance and therefore does not present a material risk to AIG’s global insurance business.
     AIG’s Sanctions Policy is applicable to all AIG-controlled entities, including those whose only activity is investment of AIG assets. Before investments are made, AIG’s Sanctions Policy requires that appropriate sanctions compliance due diligence be conducted. To the best of AIG’s knowledge, no investment is made in any entity that is a national of Iran, Sudan or Syria or is otherwise an entity that is covered by U.S. sanctions applicable to Iran, Sudan or Syria, even if those entities are located or domiciled outside of Iran, Sudan or Syria.
     As in the insurance context, AIG-controlled entities may engage in private equity investments1 or financial transactions with other parties around the world, and these parties may themselves have business contacts with Iran, Sudan or Syria. As part of due diligence, investment transactions are evaluated for sanctioned country exposures. In those cases where sanctioned-country exposures are identified, no investment is made unless the exposure to Iran, Sudan or Syria of the entity that is the subject of the investment is de minimis based on the total sales/revenues of the entity that is the subject of the investment, consistent with AIG’s understanding of the applicable regulatory guidance. Further, “use of proceeds” restrictions ensure that the investment is not used for the de minimis transactions that the entity may have in Iran, Sudan or Syria.
     With respect to current investments in third parties with exposure to sanctioned countries, in no case are such investments material to AIG, nor is AIG aware of such third parties themselves having more than incidental dealings with Iran, Sudan or Syria, which dealings are immaterial to AIG’s operations.
     In 2008, AIG indirectly invested $88.0 million for a 13.5 percent equity stake in Chongqing Lifan Group Company Limited (“Lifan”). This investment was subjected to the compliance procedures described above, during which time it was determined that Lifan generated less than five percent of its sales from sanctioned countries. AIG’s share of such revenues through its investment was deemed de minimis. Currently, the interest in Lifan held indirectly by AIG, including through its 33 percent interest in AIA Group Limited, is approximately six percent. AIG does not control the board seat referenced in the article; the board seat is held by PineBridge Asia Partners II, a fund in which AIG has only an indirect limited partnership interest. AIG believed at the time the investment was made and continues to believe that the investment in Lifan is in compliance with U.S. sanctions law and regulations. Moreover, AIG’s investment in Lifan was at the time made and remains clearly immaterial to AIG’s insurance and investment operations.
     Since 2008, only four other investment transactions (apart from Lifan) are known to exist. In keeping with AIG’s compliance procedures, these investments were examined at the time they were proposed and it was determined that the sanctioned-country exposures were de minimis.

[1]	AIG entities also invest in and trade in public equities around the globe. These investments are significantly different from private equity investments in that AIG does not have access to the same level of information. This response does not address ordinary course publicly traded equity investments.

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     An AIG entity acquired a minority interest in a South Korean entity that had sales to customers in Iran. In that investment case, the completion of the transaction was contingent upon the investment target transferring the contracts with the sanctioned country exposures to a new company. AIG’s total investment in the entity was $19 million for a 24.9 percent minority ownership interest.
     In the remaining three investment transactions, AIG entities purchased notes issued by non-U.S. entities.
•	An AIG entity purchased $46.0 million in senior notes issued by a U.K. entity to refinance existing bank debt. Of the U.K. entity’s total sales revenue, 0.33 percent related to sales to Iran.

•	An AIG entity purchased $50.0 million in senior notes issued by an Irish entity to refinance existing debt. Of the Irish entity’s total sales revenue, 0.9 percent related to sales to Iran.

•	An AIG entity purchased $30.0 million in senior notes issued by an Australian entity to refinance existing debt. Of the Australian entity’s total sales revenue, 0.2 percent related to Iran and Syria.
     Therefore, since 2008, AIG has identified only five investments totaling $233.0 million that identified any contacts with Iran, Sudan or Syria. In comparison with AIG’s total assets of between $410 billion and $637 billion during this same time period, it is clear that these investments are not material.
2.	Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.
AIG Response
     As detailed in the response to the first comment, AIG believes that by any objective standard, its contacts with each of Iran, Sudan and Syria would be considered de minimis to its insurance and investment operations, and therefore would not be deemed important to a reasonable investor in making an investment decision about AIG. Furthermore, because AIG believes that its insurance and investment operations are in compliance in all material respects with U.S. sanctions law and regulations, it also therefore believes that it is unlikely that governments, universities or other investors would apply divestment or similar initiatives to their decision-making processes when considering an investment in AIG.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
2011 Business Outlook
Chartis, page 46
3.	You disclose that Chartis U.S. expects continued growth within its consumer lines business and an overall decline in certain classes of its commercial lines businesses. However, you do not address the expected impact on expenses due to this shift in the mix of business. Based on statements made in your 2010 earnings conference call, it appears that you will experience higher expense ratios as a result of the shift. Please provide us revised disclosure to be included in future filings beginning with your March 31, 2011 Form 10-Q to discuss the expected trend for the expense ratio.
AIG Response
     In response to the Staff’s comment, AIG intends to provide the following disclosure in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 and, as relevant, in subsequent filings:
Chartis U.S. expects both gross and net written premiums in 2011 to remain generally consistent with 2010 levels. However, its business mix is expected to continue to reflect efforts to align risk profile with risk tolerance, with the goal of meeting profitability and capital management objectives. Also, Chartis has initiated a number of steps to address historical experience with respect to adverse development. Changes include exiting certain classes of its excess workers’ compensation business, increased actuarial involvement in product pricing and attachments, increased utilization of pricing models with actuarial support, policy form changes, increased policy exclusions and fewer multi-year policies being offered. As a result, Chartis U.S. expects continued growth within its Consumer lines business and an overall decline in certain classes of its Commercial lines businesses. Because the consumer line of business has higher origination expenses, Chartis U.S. expects an overall increase in its expense ratio due to the change in mix of business.
Results of Operations
Segment Results
Chartis Operations
Liability for Unpaid Claims and Claims Adjustment Expense
Asbestos and Environmental Reserves, page 104
4.	Your disclosure on page 106 states that management will make adjustments to the asbestos reserves when considered necessary based on the reserve estimates produced by the third-

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party actuary. Please tell us the specific amount of the adjustment recorded during the fourth quarter of 2010 and describe the specific underlying reasons that explain why management believes the adjustment was necessary.
AIG Response
     As disclosed on page 108 of the Form 10-K, AIG increased its net asbestos reserves by $1.4 billion in 2010. A significant portion of this increase was recognized in the fourth quarter. The reasons for the increase in reserves for the fourth quarter are as follows:
In the fourth quarter of 2010, AIG completed its analysis of new information, including newly reported claims for both previously known and unknown claimants, recent settlement discussions, the outcome of claims audits and other exposure and coverage information, as well as the results of the third-party actuary’s review of asbestos exposures. The results of this analysis, in combination with this new information and AIG’s more in-depth comprehensive fourth quarter loss reserve review, was confirmatory of development observed in the second and third quarters of 2010 and provided management with sufficient information to conclude that it was appropriate to recognize the approximately $1.3 billion strengthening of reserves in the fourth quarter of 2010. The details of this in-depth review, the information analyzed and the third-party actuary’s observations are described in more detail on pages 106 and 107 of the Form 10-K.
In the second quarter of 2010, AIG recognized approximately $35 million of adverse development on asbestos exposures and initiated a review to identify the causes of the adverse development. Based on this review, which was conducted during the third quarter of 2010, management updated its analysis of certain insureds with settlement agreements and coverage-in-place agreements (agreements that provide for a pre-negotiated payment amount and pattern in the event actual losses emerge) and determined it was necessary to record an increase in the aggregate reserves of approximately $175 million, as of September 30, 2010, reflecting management’s best estimate of the required reserve increase at the time. At September 30, 2010, management concluded that the adverse development in the second and third quarters of 2010, leading to the increases in those quarters, was possibly indicative of worsening trends, but was not an adequate basis upon which to increase reserves beyond the amount recorded as of that date.
Notes to Consolidated Financial Statements, page 207
8. Lending Activities, page 279
5.	On page 215 you disclose the risk factors evaluated in monitoring the credit quality of commercial mortgages. Please provide us revised disclosure to be included in future filings beginning with your March 31, 2011 Form 10-Q to include the carrying amount of commercial mortgage loans at the class level by credit quality indicator. Please note that class is defined as a level of information below a portfolio segment. In addition, please disclose a detailed description of the methodology used to estimate the allowance for credit losses. Please refer to ASC 310-10-50.

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AIG Response
     AIG will disclose the carrying amount of commercial mortgage loans at the class level by credit quality indicator in a table substantially similar to the following in future filings with the Commission, beginning with AIG’s March 31, 2011 Form 10-Q:

Class
Credit Quality	Number								Percent of
Indicator	of Loans	Total	Apartments	Offices	Retail	Industrial	Hotel	Others	Total

In Good Standing

Restructured

90 Days or Less Delinquent

>90 Days Delinquent or in process of Foreclosure

TOTAL

Valuation Allowances

AIG also will disclose a detailed description of the methodology used to estimate the allowance for credit losses substantially similar to the following in future filings with the Commission, beginning with AIG’s March 31, 2011 Form 10-Q:
For commercial mortgage loans, impaired value is based on the fair value of underlying collateral which is determined based on the expected net future cash flows of the collateral, less estimated costs to sell. An allowance is typically established for the difference between the impaired value of the loan and its current carrying amount. Additional allowances are established for incurred but not specifically identified impairments, based on the analysis of internal risk ratings and current loan values. Internal risk ratings are assigned based on the consideration of risk factors including debt service coverage, loan-to-value or the ratio of the loan balance to the estimated value of the property, property occupancy, profile of the borrower and major property tenants, economic trends in the market where the property is located, and condition of the property. These factors and the resulting risk ratings also provide a basis for determining the level of monitoring performed at both the loan and the portfolio level.
6.	Please provide us revised disclosure to be included in future filings beginning with your March 31, 2011 Form 10-Q to address the following for commercial real estate loans that

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have been extended at maturity or otherwise restructured for which you have not considered the loans to be impaired:
•	The amount of these loans and types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

•	To the extent you extend commercial loans at or near maturity at the existing loan rate or restructure the loan’s interest rate or principal amount, how you consider whether it is a troubled debt restructuring; and

•	For those with a guarantee, separately identify them and disclose:
•	How you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed and

•	How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee.
AIG Response
     AIG will provide revised disclosures in future filings with the Commission beginning with the March 31, 2011 Form 10-Q substantially as follows:
AIG may restructure the terms of commercial real estate, mortgage and other loans receivable. Restructuring may involve extending the maturity of a loan or otherwise changing the interest rate or other terms of a loan. When the restructuring is related to financial difficulties of the borrower or the new terms are not consistent with current market terms, AIG considers this to be, and accounts for it as, a troubled debt restructuring.
At March 31, 2011, the commercial mortgage loan portfolio included [xx] restructured loans with an aggregate principal amount of [$xx million]. These mortgages are all performing according to their restructured terms, which may include extended maturity dates and revised interest rates.
A significant majority of commercial mortgage loans in the portfolio are non-recourse loans and, accordingly, the only guarantees are for specific items that are exceptions to the non-recourse provisions. It is therefore extremely rare for AIG to have cause to enforce the provisions of a guarantee on a commercial real estate or mortgage loan.

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     If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President
and Deputy General Counsel